February 24, 2025

Christopher Hemmeter
Chief Executive Officer
Thayer Ventures Acquisition Corp II
25852 McBean Parkway
Suite 508
Valencia, CA 91355

       Re: Thayer Ventures Acquisition Corp II
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 30, 2025
           CIK No. 0001872228
Dear Christopher Hemmeter:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2024, letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1 and reissue our comment in part. We note your disclosure on page 29 that "in no event will [you] redeem [your] public shares in an amount that would cause [your] net tangible assets to be less than $5,000,001."
       Please revise your disclosure in paragraph 4 to reflect this limitation. Please also revise your disclosure on page 29 to reflect the 15% limitation on redemptions. Please refer to Items 1602(a)(2) and 1602(b)(3) of Regulation S-K.
 February 24, 2025
Page 2

Summary
Initial Business Combination, page 6

2. We note your response to prior comment 5 and your revisions on pages 9 and 70.
       Please expand your disclosure in the summary to clarify that the financing arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. Further, please disclose that the financing arrangements are intended to ensure a return on investment to the investors in return for funds facilitating the sponsor's completion of the business combination or providing sufficient liquidity. Please refer to Item 1602(b)(5) of Regulation S-K.
Ability to extend time to complete initial business combination, page 24

3. We note your response to prior comment 11 and reissue in part. Please disclose the consequences to the sponsor of not completing an extension of this time period. See
       Item 1602(b)(4) of Regulation S-K.
Limited Payments to Insiders, page 35

4.     We note in response to prior comment 12 you removed disclosure on page
143
       indicating that you may pay a finder's fee, advisory fee, consulting fee, or success fee.
       However, it appears you added disclosure to the same effect on page 39. Please revise or advise.
Conflicts of Interest, page 36

5. Please reconcile your disclosure on page 36 that [e]ach of our officers and directors presently has, and any of them in the future may have, additional, fiduciary or contractual obligations to another entity, including private funds under the management of Thayer Ventures and their respective portfolio companies, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, with your disclosure on page 37 that we do not believe that the fiduciary duties or contractual obligations of our officers or directors will materially impact our ability to complete our initial business combination, because the entities to which our officers and directors owe fiduciary duties or contractual obligations are not themselves in the business of engaging in business combinations.
Proposed Business
Accomplished Leadership Team with Track Record , page 105

6. Please further revise your disclosure in response to prior comment 22 to disclose clearly the level of redemptions for each of Thayer Ventures Acquisition Corporation and ExcelFin Acquisition Corporation.
 February 24, 2025
Page 3

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Ruairi Regan at 202-551-3269 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   John T. McKenna, Esq.